May 12, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:Silk Road Medical, Inc.

Request to Withdraw Registration Statement on Form S-3 filed May 9, 2023

(File No. 333-271779)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, or the Securities Act, Silk Road Medical, Inc. or the Company, hereby requests withdrawal its Registration Statement on Form S-3 (File No. 333-271779), filed on May 9, 2023, or the Registration Statement.

This withdrawal is requested by the Company because the Registration Statement was inadvertently filed as an “S-3” instead of the intended “S-3 ASR.” Shortly after this withdrawal, the Registrant will file an S-3 ASR. No securities have been sold under the Registration Statement.

We appreciate your assistance, and if you have any questions regarding this filing, please do not hesitate to contact me at (763)  335-5099 or our counsel Philip H. Oettinger of Wilson Sonsini Goodrich & Rosati at (650) 493-9300.

Sincerely,

Silk Road Medical, Inc.

/s/ Kevin M. Klemz___________

Kevin M. Klemz, Executive Vice President,

Chief Legal Officer and Secretary